

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

August 19, 2016

<u>Via E-mail</u>
Mr. Alan M. Smith
Chief Executive Officer
Altair International Corp.
6501 E. Greenway Pkwy #103-412
Scottsdale, AZ 85254

      Re: **Altair International Corp.**
               Form 10-K for the Year Ended March 31, 2016
               Filed July 27, 2016
               File No. 333-190235

Dear Mr. Smith:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/ John Cash

                             John Cash
                             Accounting Branch Chief
                             Office of Manufacturing and
                             Construction